July 31, 2017

By Electronic Submission

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2017

Filed April 26, 2017

File No. 001-33162

Dear Ms. Blye:

This letter is submitted on behalf of Red Hat, Inc. (the “Company,” or “Red Hat”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2017, as set forth in your letter to us dated June 30, 2017. All responses set forth below are keyed to the headings and numbers used in your letter.

Risk Factors, page 18

Governmental regulations affecting the import or export of software could adversely impact our business, page 29

1.	New Horizons Computer Learning Center’s website provides information about New Horizons Training Center of Syria, which is located in Damascus, Syria. The Syria training center provides a list of IT applications that includes Red Hat. We note also that provisions of the Macromedia Software License Agreement and Software License Policies and Guidelines available on your website appear to imply that software not identified as export controlled items under the Export Laws may be sold to persons located within Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, including the above customers. For instance, you identify Microsoft Corporation, Huawei Technologies Co. Ltd, Ericsson Inc. and Nokia Corporation as customers on page 6. Each of these companies has reported contacts with Syria and Sudan in filed documents and/or correspondence with the staff. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Ms. Cecilia Blye

July 31, 2017

Response:

Red Hat’s Policy on Export Practices prohibits the Company and its subsidiaries from any export or re-export of Red Hat products to countries such as Sudan and Syria that are subject to U.S. embargoes or economic sanctions. The Company has no knowledge of any agreements or commercial arrangements with parties in Sudan or Syria. The Company is not aware of having provided any Red Hat products, components, technology or services to Sudan or Syria, directly or indirectly, and it is not aware of any contacts with the governments of Sudan or Syria or entities they control.

The Company takes export control and U.S. sanctions compliance seriously. The Company has an export compliance team and maintains an internal economic sanctions and export controls compliance program that includes policies, processes, communications and training to support the Company’s ongoing commitment to comply with all applicable U.S. economic sanctions and export controls laws.

The Company’s commercial agreements contain provisions that prohibit the export or re-export of Red Hat products, technology and services to sanctioned countries such as Sudan and Syria. For example, Red Hat’s Partner Agreement includes a provision in which a partner (such as a training reseller like New Horizons) is required to represent and warrant that it (i) understands that Red Hat software and services are controlled by U.S. export regulations, (ii) is not located in an embargoed country and (iii) will not export, re-export or transfer the software to or provide services in an embargoed country without the necessary licenses or authorizations. In addition, users who seek to access software or services from the Company (whether free or paid) must accept Red Hat’s Terms of Use. The Terms of Use specifically prohibit access, download, use or export, directly or indirectly, into the embargoed countries or to nationals or residents of embargoed countries.

If Red Hat were to receive unsolicited inquiries regarding its products, components, technology or services from or for end users in Sudan or Syria, the Company has a screening program that is designed to prevent any such inquiry from resulting in transactions with parties that are included on restricted party lists published by various U.S. government agencies or located in embargoed countries. When a party seeking to obtain products, components, technology or services from the Company is identified as a potential match to a restricted party on one of the lists or submits an address located in an embargoed country, such party’s account is placed on “hold,” and no orders can be placed by that party unless and until Red Hat’s export compliance team concludes that any such order is in compliance with all applicable U.S. export laws and regulations. Red Hat has also implemented measures designed to block downloads of its software from locations prohibited by U.S. export control and economic sanctions laws, including Sudan and Syria.

From time to time, the Company acquires legal entities in connection with business acquisitions. During due diligence conducted in two such acquisitions, Red Hat’s export compliance team identified export compliance issues involving Sudan or Syria, and in each case the Company required the target business to disclose these issues to the U.S. Treasury Department’s Office of Foreign Assets Control and, in one case, the U.S. Commerce Department’s Bureau of Industry and Security, before the acquisition was completed.

With respect to the Red Hat offerings listed on the website for New Horizon Computer Learning Center’s facility in Damascus, Syria:

•	No New Horizons entity is authorized to offer any Red Hat training in Sudan or Syria. Red Hat has training reseller agreements with a number of New Horizons entities. Each of these agreements authorizes the applicable entity to resell Red Hat training in a territory specified in the agreement. None of these territories includes Sudan or Syria.

Ms. Cecilia Blye

July 31, 2017

•	After reviewing Red Hat’s training system of record, the Company did not find any orders for training either (i) delivered in Sudan or Syria or (ii) billed to an address located in Sudan or Syria.

With respect to Adobe System Incorporated’s (“Adobe”) Macromedia Software License Agreement (“Agreement”), these are Adobe’s terms, and the Company notes that the Agreement is available on our website solely as a convenience to our customers who may wish to use Adobe’s software in connection with our offerings. Users who seek to access software from Red Hat, including any third party components that may be supplied by Red Hat, are separately subject to the Red Hat Terms of Use described above, which specifically prohibit access, download, use or export, directly or indirectly, into the embargoed countries or to nationals or residents of embargoed countries.

Other than unsolicited inquiries regarding its products, components, technology or services that Red Hat may receive from time to time, as the response above indicates, the Company has no known past, current or anticipated contacts with Sudan or Syria.

2.	Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As stated in our response to Comment 1, other than unsolicited inquiries regarding its products, components, technology or services that Red Hat may receive from time to time, the Company has no known past, current or anticipated contacts with Sudan or Syria. Accordingly, the Company believes that there is no quantitative or qualitative material investment risk for our security holders, and therefore it does not anticipate any associated investor divestment or similar initiatives.

3.	Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products.

Response:

As stated in the response to Comment 1, other than unsolicited inquiries regarding its products, components, technology or services that Red Hat may receive from time to time, the Company has no known past, current or anticipated contacts with Sudan or Syria.

Ms. Cecilia Blye

July 31, 2017

If you require any additional information concerning this letter, please contact the undersigned by telephone at (919) 890-8400. Thank you for your assistance.

Sincerely,

/s/ Eric R. Shander
Eric R. Shander Executive Vice President, Chief Financial Officer Red Hat, Inc.

cc:	Jennifer Hardy, Special Counsel, SEC

Barbara Jacobs, Assistant Director, SEC

Michael R. Cunningham, Executive Vice President and General Counsel, Red Hat, Inc.

Jonathan Wolfman, Wilmer Cutler Pickering Hale and Dorr LLP